UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  4   )*
FBL Financial Group, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)

30239F106

(CUSIP Number)
December 31, 2003
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
X Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.
 30239F106


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Iowa Farm Bureau Federation     42-0331840

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)


3.	SEC Use Only


4.	Citizenship or Place of Organization
Iowa

Number of
Shares Bene-
ficially
Owned by Each
Reporting
Person With:
5.	Sole Voting Power
14,964,157



6.	Shared Voting Power




7.	Sole Dispositive Power
14,964,157



8.	Shared Dispositive Power



9.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,964,157
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
56.3%

12.	Type of Reporting Person (See Instructions)
CO








SCHEDULE 13G


Item 1(a)	Name of Issuer:	FBL Financial Group, Inc.

Item 1(b)	Address of Issuer's Principal Executive Office:

		5400 University Avenue
		West Des Moines, IA 50266

Item 2(a)	Name of Person Filing: Iowa Farm Bureau Federation

Item 2(b)	Address of Principal Business Office:

		5400 University Avenue
		West Des Moines, IA 50266

Item 2(c)	Citizenship: Iowa

Item 2(d)	Title of Class of Securities:  Class A Common Stock

Item 2(e)	CUSIP Number: 30239F106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [  ] Broker or Dealer registered under Section 15 of the act
(b) [  ] Bank as defined in section 3(a)(6) of the Act
(c) [  ] Insurance Company as defined in section 3(a)(19) of the Act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act
(e) [ ] Investment Advisor registered under section 203 of the Investment Advisers Act of 1940
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment
 Fund; see section 240.13d-1(b)(1)(ii)(F)
(g) [ ] Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h) [  ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4	Ownership. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount beneficially owned: 14,964,157 shares of common stock
(b) Percent of class: 56.30%
(c) Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote - 14,964,157
(ii)  shared power to vote or to direct the vote - 0
(iii) sole power to dispose or to direct the disposition of - 14,964,157
(iv) shared power to dispose or to direct the disposition of - 0

Item 5	Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
All of the shares reported herein are owned by Iowa Farm Bureau Federation, which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired
 the Security Being Reported on By the Parent Holding Company - N/A

Item 8	Identification and Classification of Members of the Group - N/A

Item 9	Notice of Dissolution of Group - N/A

Item 10	Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or affect.

	Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	February 11, 2004

	IOWA FARM BUREAU FEDERATION


	___/S/ James G. Christenson____________
 	James G. Christenson
Finance Director & Controller



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